                                                                EXHIBIT 4.1





                             BANKERS TRUST COMPANY
                            ONE BANKERS TRUST PLAZA
                               130 LIBERTY STREET
                            NEW YORK, NEW YORK 10006



                                                               November 10, 1997

Newport Investment LLC
c/o Apollo Advisors, L.P.
1301 Avenue of the Americas
New York, New York  10036

Attention:  Mr. Josh Harris


re  Alliance Recapitalization/MCIC Acquisition Financing
--------------------------------------------------------


Ladies and Gentlemen:

          You have advised Bankers Trust Company ("BTCo") that Newport Investment LLC ("LLC"), a Delaware limited liability company formed by Apollo Investment Fund, L.P. and its affiliates (collectively, "Apollo") and one or more other investors acceptable to BTCo, intends to consummate a recapitalization (such transaction, together with the Newport Merger referred to below, the "Recapitalization") of Alliance Imaging, Inc. ("Alliance"), as a result of which (x) LLC would own approximately 90% of the issued and outstanding shares of common stock of Alliance and (y) the Holdover Shareholders (as defined below) would own approximately 10% of the issued and outstanding shares of common stock of Alliance. As part of the Recapitalization, (i) certain existing shareholders of Alliance (the "Holdover Shareholders") would retain equity capital in Alliance with a value of approximately $4.5 million (the "Equity Retention") and (ii) cash in an aggregate amount of approximately $165.6 million will be distributed to the existing shareholders of Alliance (other than in respect of equity being retained pursuant to the Equity Retention). We understand that the Recapitalization shall be effected by means of a merger of a corporation to be formed and to become a wholly-owned subsidiary of LLC ("Acquisition Corp."), with and into Alliance, with Alliance as the surviving corporation of such merger (the "Newport Merger"). We further understand that in connection with the Recapitalization, certain existing indebtedness of Alliance and its subsidiaries in an aggregate principal amount equal to approximately $75.2 million, consisting of existing capitalized lease obligations and purchase money indebtedness and Alliance's existing credit facility, will be refinanced (the "Alliance Refinancing").

          You have further advised us that concurrently (or promptly following) with the consummation of the Recapitalization and the Alliance Refinancing, Alliance intends to acquire, through a newly-created wholly-owned subsidiary ("Alliance Merger Sub"), all of the capital stock of Medical Consultants Imaging, Inc. ("MCIC"), by way of a one-step merger of Alliance Merger Sub with and into MCIC (the "MCIC Merger"), with MCIC as the surviving corporation of such merger. We understand that (i) the total consideration to be paid in connection with the MCIC Merger shall equal approximately $18.0 million, of which $13.0 million will be paid in cash and $5.0 million will be in the form of assumed indebtedness and (ii) the total amount of cash required to pay fees and expenses in connection with the Transaction shall not exceed $21.3 million.

          We understand that the sources of funds needed to effect the Recapitalization, the Alliance Refinancing and the MCIC Merger, to pay all fees and expenses incurred in connection therewith and to provide for the ongoing working capital needs and general corporate requirements of Alliance and its subsidiaries shall be provided solely through (i) at least $40.0 million from the issuance by Acquisition Corp. of common stock (the "Common Equity Issuance") to LLC, (ii) no less than $165.0 million from the issuance by Alliance of senior subordinated notes (the "Senior Subordinated Notes"), (iii) at least $15.0 million from the issuance by Alliance of pay-in-kind preferred stock (the "PIK Preferred Stock") and (iv) the incurrence by Alliance of the Senior Bank Financing described below (the financing transactions described in preceding clauses (i), (ii), (iii) and (iv) are herein collectively referred to as the "Financing Transactions", with the Recapitalization, the Equity Retention, the Alliance Refinancing, the MCIC Merger and the Financing Transactions being herein collectively called the "Transaction").

          BTCo further understands that the senior secured bank financing will be in the form of (i) a term loan facility (the "Term Loan Facility") in the amount of $50.0 million, to be made available to Alliance pursuant to a single drawing on the date of the consummation of the Recapitalization (the "Initial Borrowing Date") and (ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Bank Financing") in the amount of $75.0 million, to be made available to Alliance after the Initial Borrowing Date. A preliminary summary of terms and conditions of the Senior Bank Financing is attached as Exhibit A to this letter (the "Summary of Terms").

          BTCo is pleased to advise you of its commitment, subject to the terms and conditions contained herein and in the attached Summary of Terms, to provide 100% of the Senior Bank Financing. In connection with the Senior Bank Financing, BTCo shall act as the sole agent (in such capacity, the "Agent") and shall manage all aspects of the syndication thereof. BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Senior Bank Financing, to syndicate all or a part of the Senior Bank Financing to one or more financial institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. You agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior manage ment and advisors of LLC, Alliance and MCIC (including, without limitation, Apollo) and the proposed Lenders. Without limiting our commitment as set forth above, your assistance in connection with the syndication will also include, if BTCo so requests, your restructuring, in a manner mutually acceptable to BTCo and you, of the component facilities of the Senior Bank Financing, if in our judgment, such restructuring would result in a successful syndication, provided that in no event will the aggregate amount of the senior
             --------
secured bank financing be reduced. To assist BTCo in its syndication efforts, you hereby agree both before and after the Initial Borrowing Date (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you, Alliance, MCIC and their respective advisors and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Bank Financing, including making available officers of Alliance, MCIC and their respective subsidiaries from time to time to attend and make presentations regarding the business and prospects of Alliance, MCIC and their respective subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

          BTCo's commitment to provide the Senior Bank Financing is expressly subject to (a) there not having occurred since December 31, 1996 any material adverse change in the business, properties, assets, operations, liabilities, condition (financial or otherwise) or prospects of Alliance and its subsidiaries taken as a whole, both before and after giving effect to the Transaction and (b) the absence of any material adverse change after the date hereof in the market for syndicated facilities similar in nature to the Senior Bank Financing and the absence of any material disruption of or a material adverse change in financial, banking or capital markets generally, in each case as deter mined by BTCo in its sole discretion.

          To induce BTCo to issue this letter, you hereby agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and consultants) of BTCo and its affiliates (collectively, "BT") arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements (and our due diligence in connection therewith) and in connection with the transactions described herein shall be for your account, whether or not the Recapitalization, the Alliance Refinancing or the MCIC Merger is consummated, the Senior Bank Financing is made available or definitive credit documents are executed. You further agree to indemnify and hold harmless BT and each of the Lenders and each director, officer, employee, agent, representative and affiliate thereof (each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve BT, any Lender or any such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction (or any element thereof), this letter or the extension of the Senior Bank Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of any of the Senior Bank Financing contemplated by this letter and, upon demand, to pay and reimburse BT, each Lender and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not BT, any such Lender or any such indemnified person is a party to any action, suit or proceeding out of which any such expenses arise and whether or not any such action, suit or proceeding is between you and BT, a Lender or an indemnified person or between BT, a Lender or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify any
                     --------  -------
Lender or indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of BT, such Lender or such indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither BTCo nor any other Lender shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this letter or any failure to provide the Senior Bank Financing.

          BTCo reserves the right to employ the services of its affiliates (including, without limitation, BT Alex. Brown Incorporated ("BTAB")) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTAB), and such affiliates may share with BTCo, any information relating to LLC, Alliance, MCIC and their respective affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Transaction, subject to BTCo's customary treatment of customer confi dential information. You also acknowledge that BTCo and/or any of its affiliates may be providing other services and/or other financing to you in connection with the Transaction and that this letter relates only to the Senior Bank Financing, with all such other services and financing to be agreed upon pursuant to other documentation.

          You are not authorized to show or circulate this letter or any portion thereof to any other person or entity (other than your legal and financial advisors in connection with your evaluation hereof) until such time as you have accepted this letter as provided in the penultimate paragraph hereof. In any event, neither of you nor your respective affiliates is authorized to disclose the terms of the related fee letter (the "Fee Letter") without our prior written consent, unless (and then only to the extent) required by law. If this letter is not accepted by you as provided in the penultimate paragraph hereof, you are to immediately return this letter (and any copies hereof) to the under signed.

          Except as otherwise expressly set forth herein, the provisions of the three preceding paragraphs shall survive any termination of this letter.

          BTCo shall have the right to review and approve all public announcements and filings relating to the Transaction which refer to BTCo or the other Lenders before they are made (such approval not to be unreasonably withheld or delayed).

          The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

          The willingness of BTCo to provide the Senior Bank Financing as set forth above will terminate on January 31, 1998, unless definitive documentation evidencing the Senior Bank Financing, satisfactory in form and substance to BTCo, shall have been entered into prior to such date and the Initial Borrowing Date shall have occurred.

          If you are in agreement with the foregoing, please sign and return to BTCo the enclosed copy of this letter, together with an executed copy of the Fee Letter. This offer shall terminate at 5:00 P.M., New York time, on Wednesday, November 12, 1997 unless a signed copy of this letter, together with a signed copy of the Fee Letter, has been delivered to BTCo (including by way of facsimile transmission) by such time.

          This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which, when taken together, shall constitute one agreement. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER OR ANY MATTERS CONTEMPLATED HEREBY. This letter and the Fee Letter represent the entire understanding of the parties with respect to the matters addressed herein and may only be amended in writing.

                              Very truly yours,

                              BANKERS TRUST COMPANY


                              By___________________________________
                                Title:


Agreed to and Accepted this
________ day of __________, 1997


NEWPORT INVESTMENT LLC


By_________________________________
 Title:

                                                                       EXHIBIT A
                                                                       ---------


                           SUMMARY OF CERTAIN TERMS
                               AND CONDITIONS/1/
                          ---------------------------



I.   Description of Facilities Comprising the Senior Bank Financing
     --------------------------------------------------------------

A.   Term Loan Facility
     ------------------

Term Loan Facility:  Term loan facility in an aggregate principal amount of
                     $50.0  million (the "Term Loan Facility").

Maturity:            The Term Loan Facility will mature on the date (the "Term
                     Loan Facility Maturity Date") that occurs on the sixth anniversary of the Initial Borrowing Date.

Amortizations:       Annual amortization (payable in four equal quarterly
                     install ments) of the loans under the Term Loan Facility
                     (the "Term Loans") shall be required in an amount for each such annual period equal to 1% of the initial aggregate principal amount of the Term Loan Facility. The entire outstanding principal amount of the Term Loans shall in any event be required to be repaid in full on the Term Loan
                     Facility Maturity Date.

Use of Proceeds:     Term Loans shall only be utilized by Alliance to finance
                     the Recapitalization and the Alliance Refinancing, to make an intercompany loan to Alliance Merger Sub to enable
                     Alliance Merger Sub (and so long as Alliance Merger Sub promptly uses the proceeds thereof) to pay consideration owing in connection with the MCIC Merger (the "MCIC
                     Intercompany Loan") and to pay fees and expenses incurred in connection therewith.


  /1/  All capitalized terms used herein but not defined herein shall have the
  ---
       meanings provided in the Commitment Letter to which this summary is attached (the "Commitment Letter").

Availability:    Term Loans may only be incurred by Alliance on the Initial
                 Borrowing Date. No amount of Term Loans once repaid may be reborrowed.

B.   Revolving Credit Facility
     -------------------------

Revolving Credit
Facility:        Revolving credit facility of up to $75.0 million, with a letter of credit sub-limit to be agreed upon (the "Revolving Credit
                 Facility").

Maturity:        The Revolving Credit Facility will terminate, and all loans made pursuant to the Revolving Credit Facility (the "Revolving
                 Loans," and together with the Term Loans, the "Loans") shall be required to be repaid, on the date that is five years from the
                 Initial Borrowing Date, provided that to the extent mandatory
                                         --------
                 repayments are required under the heading "Mandatory
                 Repayments/Commitment Reductions" below after all outstand ings under the Term Loan Facility have been repaid in full, such mandatory repayments will apply to reduce the commitments under the Revolving Credit Facility (and will require prepayments of Revolving Loans to the extent in excess of such commitments as so reduced).

Scheduled        The total commitments under the Revolving Credit Facility
Commitment       shall be reduced on the dates set forth below by the amounts
Reductions:      set forth opposite such dates:

                 Fourth anniversary of the Initial Borrowing Date $37.5 million Fifth anniversary of the Initial Borrowing Date $37.5 million

Use of Proceeds: All proceeds of Revolving Loans shall be utilized solely for the Borrower's and its subsidiaries' working capital requirements, for Permitted Acquisitions (as defined below) and for other general corporate purposes.

Availability:    Revolving Loans may be borrowed, repaid and reborrowed after the Initial Borrowing Date in accordance with the terms of the documentation governing the Senior Bank Financing.

II.  Terms Applicable to the Entire Senior Bank Financing
     ----------------------------------------------------

Borrower:        Alliance Imaging, Inc.

Agent and
Collateral
Agent:           BTCo.

Lenders:         A syndicate of lenders (the "Lenders") formed by BTCo.

Guaranties:      Each direct or indirect wholly-owned domestic subsidiary of the
                 Borrower shall be required to provide an unconditional guaranty of all amounts owing under the Senior Bank Financing
                 (collectively, the "Guaranties", with each entity required to provide a Guaranty being herein called a "Guarantor").

                 The Guaranties shall contain terms and conditions reasonably satisfactory to BTCo.

Security:        The obligations of the Borrower and the Guarantors shall be secured by (x) a first priority perfected pledge of all capital stock and notes owned by the Borrower and its subsidiaries,

                 provided that no more than 65% of the stock of foreign
                 --------
                 subsidiaries of the Borrower shall be required to be pledged unless such pledge may be effected without giving rise to a "deemed dividend" tax liability under applicable law and (y) a first priority perfected security interest in all other tangible and intangible assets (including, without limitation, receivables, contracts, contract rights, securities, intellectual property, inventory, equipment and real estate) of the Borrower and each Guarantor, subject to customary exceptions for transactions of this type.

                 All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to BTCo, and shall effectively create first priority security interests in the property purported to be covered thereby.

Interest Rates:  At the option of the Borrower, Loans under the Senior Bank
                 Financing may be maintained from time to time as (x) Base Rate Loans which shall bear interest at the Applicable Margin in ex cess of the Base Rate in effect from time to time or (y) Reserve

                 Adjusted Eurodollar Loans which shall bear interest at
                 the Applicable Margin in excess of the Eurodollar Rate (adjusted for maximum reserves) as determined by BTCo for the respective interest period, provided that until the earlier to
                                             --------
                 occur of (x) the 90th day following the Initial Borrowing Date
                 (or, if later, the last day of the third interest period described below) and (y) that date upon which BTCo has determined (and notifies the Borrower) that the primary syndication of the Senior Bank Financing (and the resultant addition of institutions as Lenders) has been completed, Reserve Adjusted Eurodollar Loans may only be incurred with three successive one-month interest periods (and all Reserve Adjusted Eurodollar Loans at any time outstanding during a period described above in this proviso shall at all times have the same interest period), with the first such interest period beginning within five Business Days of the Initial Borrowing Date, the second such interest period beginning on the last day of the first interest period, and the third interest period beginning on the last day of the second interest period.

                 "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and
                 (y) the rate that BTCo announces from time to time as its prime lending rate, as in effect from time to time.

                 "Applicable Margin" shall mean the percentage per annum equal to the respective margin set forth on Annex I hereto for Base Rate Loans or Reserve Adjusted Eurodollar Loans, as the case may be; provided that at any time when a Default or Event of
                         --------
                 Default is in existence, the highest pricing set forth on Annex I hereto shall apply.

                 Interest periods of 1, 2, 3 or 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans.

                 The Senior Bank Financing shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, actual reserves, funding losses, il legality and withholding taxes.

                 Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest on Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default          Overdue principal, interest and other amounts shall bear
Interest:        interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be pay able on demand.

Voluntary Prepayments/
Commitment
Reductions:      Voluntary prepayments and commitment reductions may be made at any time without premium or penalty, subject to minimum notice and minimum prepayment or reduction requirements, as the case may be;  provided that voluntary prepayments of Reserve
                               --------
                 Adjusted Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs, if any. All voluntary prepayments of Term Loans shall be applied in direct order of maturity to reduce the then remaining scheduled installments of the Term Loan Facility. All voluntary commitment reductions shall be applied in direct order of maturity to reduce the then remaining scheduled commitment reductions under the Revolving Credit Facility.

Mandatory Repayments/
Commitment
Reductions:      Mandatory repayments of Term Loans (and after all Term Loans have been repaid in full, permanent reductions to the Revolving
                 Credit Facility) to be required from (a) 100% (or 75%, if the
                 Total Debt-to-EBITDA Ratio (to be defined) is less than
                 4.00:1.0) of the net cash proceeds from asset sales by the
                 Borrower and its subsidiaries (other than certain ordinary course of business sales and dispositions), provided that the
                                                             --------
                 Borrower may, in the absence of a default or an event of
                 default under the Senior Bank Financing, reinvest proceeds of certain asset sales (including sales of equipment that is being upgraded or replaced)
                 during the 270-day period following the date of the respective asset sale, (b) 100% (or 75%, if the Total Debt-to-EBITDA Ratio is less than 4.00:1.00) of the net cash proceeds from issuances of debt (other than the Senior Subordinated Notes and
                 certain other permitted debt) and preferred stock (other than
                 Qualified Preferred Stock and the PIK Preferred Stock) by the
                 Borrower and its subsidiaries, with customary exceptions to be agreed upon, including Permitted Debt (as defined below), (c)
                 50% (or 0%, if the Total Debt-to-EBITDA Ratio is less than
                 4.00:1.0) of the net proceeds from Qualified Preferred Stock and common equity issuances by, or capital contributions to, the Borrower and its subsidiaries (other than the Common Equity
                 Issuance), with customary exceptions to be agreed upon and excluding any equity issued as consideration in connection with, or the proceeds of which are used to effect, Permitted
                 Acquisitions, (d) 75% (or 50%, if the Total Debt-to-EBITDA
                 Ratio is less than 4.00:1.0) of annual excess cash flow (the definition of which will be mutually agreed upon) to be applied on the earlier of 90 days after the end of each fiscal year and the date of delivery of the Borrower's audited financial
                 statements for such fiscal year and (e) 100% of certain
                 insurance proceeds, provided that the Borrower may, in the
                                     --------
                 absence of a default or an event of default under the Senior
                 Bank Financing, reinvest proceeds in an amount to be determined during the 270-day period following the date of receipt of such proceeds.

                 All mandatory repayments of Term Loans will be applied pro rata
                                                                        --- ----
                 to reduce future scheduled amortization payments in respect of the Term Loan Facility.

Commitment
Termination:     The commitments hereunder shall terminate on December 31, 1997 unless definitive Credit Documents (as defined below) have been executed and delivered and the Initial Borrowing Date has occurred prior to such date.

Commitment Fees: The Applicable Commitment Fee Percentage on the unutilized total commitments under the Senior Bank Financing, as in effect from time to time, commencing on the Initial Borrowing Date and continuing to and including the termination of the Senior Bank Financing, payable quarterly in arrears and upon the termination of the Senior Bank Financing. The "Applicable Commitment Fee Percentage" shall mean the applicable percentage per annum as set forth on Annex I hereto.



Letter of Credit
Fees:            The Applicable Margin for Revolving Loans maintained as
                 Reserve Adjusted Eurodollar Loans on the aggregate outstanding stated amounts of letters of credit plus an additional 1/4 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing Lender. In addition, the issuer of a letter of credit will be paid its customary administrative charges in connection with each letter of credit issued by it.

Additional Fees: The Agent shall receive such fees as have been separately agreed upon.

Documentation:   The Lenders' commitments will be subject to the negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) in connection with the Senior Bank Financing (the "Credit Documents") reasonably consistent with the terms of the Commitment Letter and this Summary of Terms, in each case prepared by White &
                 Case, counsel to BTCo.

Conditions
Precedent:       In addition to conditions precedent typical for these
                 types of facilities and any other conditions appropriate in the context of the proposed transaction, the following conditions shall apply:


A.  To the Initial Loans
    --------------------

            (i) The structure and all terms of, and the documentation for, each component of the Transaction shall be reasonably satisfactory to the Agent and the Required Lenders (including, without limitation, (x) with respect to the Senior Subordinated Notes, amortizations, maturities, interest rates, defaults, remedies, guaranties, security and subordinations provisions and (y) with respect to the PIK Preferred Stock, maturity, limitation on cash dividends payable, dividend rate and redemption provisions). Each component of the Transaction shall have been consummated in accordance with the documentation therefor and all applicable law. After giving effect to the Transaction, the Borrower and its subsidiaries (including MCIC) shall have no outstanding indebtedness or preferred stock other than pursuant to the Financing Transactions and certain indebtedness existing on the Initial Borrowing Date in an aggregate outstanding amount not to exceed $15.0 million (the "Existing Indebtedness").

           (ii) Alliance shall have used the aggregate amount received from the Common Equity Issuance and the net cash proceeds from the issuance of Senior Subordinated Notes and the PIK Preferred Stock (x) to make payments owing in connection with the Recapitalization and the Alliance Refinancing, (y) to make the MCIC Intercompany Loan and (z) to pay fees in connection with the Financing Transactions before utilizing any proceeds of Loans pursuant to the Senior Bank Financing for any such purpose.

         (iii) Since December 31, 1996, there shall have been no material adverse change in the business, property, assets, operations, liabili ties, condition (financial or otherwise) or prospects of Alliance and its subsidiaries taken as a whole, both before and after giving effect to the Transaction.

           (iv) All Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

            (v) The Lenders shall have received such opinions and other appropriate factual information and expert advice as follows:
                (i) legal opinions from counsel, in form and substance and covering matters, acceptable to BTCo and the Required Lenders and (ii) a solvency opinion with respect to the Borrower and its subsidiaries (on a consolidated basis) and the Borrower (on a stand-alone basis), after giving effect to the consummation of the Transaction and the financing therefor, reasonably acceptable to the Agent and the Required Lenders.

           (vi) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above shall have been executed and delivered in form, scope and substance reasonably satisfactory to BTCo, and the Lenders shall have a first priority perfected security interest in all assets as are required above.

         (vii) There shall have been no material adverse change after the date hereof to the syndication market for credit facilities similar in nature to the Senior Bank Financing contemplated herein and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the syndication, in each case as determined by BTCo in its reasonable discretion.

        (viii) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby or any letter executed in connection herewith and payable to the Lenders or BTCo (or their respective affiliates) shall have been paid to the extent due.


B.  Conditions to All Loans
    -----------------------

                Absence of material adverse change, absence of material litiga tion, absence of default or unmatured default under the Senior Bank Financing, continued accuracy of representations and war ranties and receipt of such documentation (including, without limitation, opinions of counsel) as shall be required by the Agent.

Representations
and Warranties: The Senior Bank Financing and related documentation shall con tain representations and warranties typical for these types of facili ties, as well as any additional ones appropriate in the context of the proposed transaction.

Covenants:      Those typical for these types of facilities and any additional cove nants appropriate in the context of the proposed transaction (with such covenants having such exceptions or baskets as may be mutually agreed upon). Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

            (i) Restrictions on indebtedness, with exceptions to include
                Existing Indebtedness, Permitted Debt and certain other indebtedness to be mutually agreed upon. As used herein, "Permitted Debt" shall mean (i) certain existing indebtedness assumed in connection with Permitted Acquisitions that meets certain requirements to be specified, (ii) lease financings and purchase money debt incurred after the Initial Borrowing Date in connection with the acquisition of equipment, (iii) subordinated debt (to meet requirements to be specified in the Senior Bank Financing) issued to sellers in connection with Permitted Acquisitions or issued for cash to Apollo and (iv) additional unsecured indebtedness of the Borrower and its subsidiaries; provided that (x) the aggregate principal amount of indebtedness
                --------
                at any time outstanding pursuant to preceding clauses (i) and
                (ii) shall not exceed an amount to be determined and (y) the aggregate principal amount of all indebtedness incurred pursuant to preceding clauses (iii) and (iv) shall not exceed an amount to be determined.

           (ii) Restrictions on mergers, acquisitions and acquisitions and dispositions of assets; provided that the Borrower may acquire
                                        --------
                assets constituting a business, division or product line of any Person (to be defined) not already a subsidiary of the Borrower or the capital stock of any such Person who becomes a wholly-owned subsidiary (each, a "Permitted Acquisition"), (i) so long as no default or event of default exists under the credit agreement governing the Senior Bank Financing (the "Credit Agreement") at the time of the consummation of the respective Permitted Acquisition or would exist immediately after giving effect thereto, (ii) so long as the Borrower establishes pro
                                                                         ---
                forma compliance with the financial covenants contained in the
                -----
                Credit Agreement, (iii) so long as the aggregate consideration payable in respect of any individual Permitted Acquisition shall not exceed $25.0 million, (iv) after giving effect to the respective Permitted Acquisition, the total unutilized commitments under the Revolving Credit Facility shall equal or exceed the sum of (x) $10.0 million plus (y) the amount of additional unutilized commitments under the Revolving Credit Facility required (in the good faith determination of the Borrower) to cover all post-closing purchase price adjustments relating to the respective Permitted

                Acquisition and all capital expenditures reasonably anticipated to be made in the business acquired pursuant the respective Permitted Acquisition within a to-be-determined number of days following such Permitted Acquisition, (v) so long as the Senior Debt-to-EBITDA Ratio (to be defined) shall not exceed 3.0:1.0 and the Total Debt-to-EBITDA Ratio shall not exceed 5.25:1.0, in each case upon the consummation of, and after giving effect on a pro forma basis to, any Permitted Acquisition and (vi) subject
                --- -----
                to such other reasonable requirements as may be established pursuant to the Credit Documents.

          (iii) Restrictions on sale-leaseback transactions and lease payments.

           (iv) Limitations on dividends.

            (v) Restrictions on voluntary prepayments of the Senior
                Subordinated Notes and other indebtedness and amendments of organizational, corporate and other documents, provided that so
                                                               --------
                long as no default or event of default is then in existence under the Credit Agreement, voluntary prepayments of Existing Indebtedness or constituting Permitted Debt of the types described in clauses (i) and (ii) of the definition thereof shall be permitted.

           (vi) Restrictions on transactions with affiliates and formation of subsidiaries (it being understood that Apollo may receive closing and management fees and future investment banking fees from the Borrower on terms, and in amounts, to be agreed upon).

          (vii) Restrictions on investments; provided that the Borrower
                                             --------
                shall be permitted to make investments (including investments in joint ventures and partnerships), so long as (i) no default or event of default exists under the Credit Agreement at the time of the consummation of the respective investment and immediately after giving effect thereto, (ii) any Person in whom an investment is made is in the same "line of business" as the Borrower and its subsidiaries and (iii) the aggregate amount of all such investments does not exceed an amount to be determined.

        (viii)  Maintenance of existence and properties.

           (ix) No liens, with exceptions to be negotiated.

            (x) Financial covenants to consist of a minimum interest coverage ratio, minimum consolidated EBITDA, minimum fixed charge coverage ratio and a Total Debt-to-EBITDA Ratio. For purposes of determinations of the Total Debt-to-EBITDA Ratio, pro forma
                                                                     --- -----
                effect shall be given to Permitted Acquisitions, it being understood that (i) cost savings in respect of Permitted Acquisitions shall be determined in a manner to be mutually agreed upon, (ii) the Total Debt-to-EBITDA Ratio shall not exceed 5.25:1.0 upon the consummation of, and after giving effect on a pro forma basis to, any Permitted Acquisition and
                            --- -----
                (iii) EBITDA of the business acquired pursuant to the respective Permitted Acquisition shall be EBITDA of such business annualized for the last two fiscal quarters. For purposes of determinations of financial covenant compliance generally, consolidated EBITDA for any test period shall be consolidated EBITDA annualized for the last two fiscal quarters of the Borrower.

          (xi)  Adequate insurance coverage.

         (xii)  ERISA covenants.

        (xiii) The obtaining of interest rate protection in amounts and for periods to be determined.

         (xiv) Limitation on issuances of redeemable common stock and pre ferred stock by the Borrower and its subsidiaries, provided that
                                                                   --------
                the Borrower may issue Qualified Preferred Stock. "Qualified Preferred Stock" shall mean any preferred stock of the Borrower, the express terms of which shall provide that dividends thereon shall not be required to be paid at any time (and to the extent) that such payment would be prohibited by the terms of the Credit Agreement or any other agreement of the Borrower relating to outstanding indebtedness and which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (including any change of control event), cannot mature (excluding any maturity as the result of an optional redemption by the issuer thereof) and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable, or required to be repurchased, at the sole option of the holder thereof (including, without limitation, upon the occurrence of a change of control event), in whole or in part, on or prior to the second anniversary of the Term Loan Maturity Date.

           (xv) Financial reporting and visitation and inspection rights.

          (xvi) Compliance with laws.

Events of
Default: Those typical for these types of facilities and any additional ones appropriate in the context of the proposed transaction including, without limitation, payment, material misrepresentations, covenant defaults, bankruptcy and a change of control of the Borrower.

Assignments
and
Participations: The Borrower may not assign its rights or obligations under the
                Senior Bank Financing without the prior written consent of the Agent and the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Bank Financing, subject (x) in the case of participations, to customery restrictions on the voting rights of the participants and (y) in the case of assignments, to a minimum assignment requirement of $5,000,000 (or to the extent the amount held by such Lender is less than $5,000,000, such lesser amount( and such other limitations as may be established by the Agent. So long as no event of default exists pursuant to the Senior Bank Financing, the consent of the Borrower shall be required with respect to assignments of Loans (other than assignments to (x) affiliates of the respective Lender or (y) any entity which is already a Lender), such consent not to be unreasonably withheld or delayed. The Senior Bank Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Bank Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law:  The rights and obligations of the parties under the Credit
                Document shall be construed in accordance with and governed by the law of the State of New York.

Required
Lenders:        Majority.

                                                                         ANNEX 1
                                                                         -------

                                              Revolving
                                                Credit                     Applicable
                                              Eurodollar   Term Loan      Commitment
                                                Margin     Eurodollar         Fee
        Leverage Ratio                        ----------    Margin         Percentage
        --------------                                     ----------     -----------

          x greater than 4.5                  2.25%          2.50%          .500%

      4.25  less than x less than 4.50        2.00%          2.50%          .500%

      4.00  less than x less than 4.25        1.875%         2.50%          .375%

      3.50  less than x less than 4.00        1.75%          2.25%          .375%

      3.00  less than x less than 3.50        1.50%          2.25%          .375%

      2.50  less than x less than 3.00        1.25%          2.25%          .250%

      x  less than or equal to 2.50           1.00%          2.25%          .250%

Base Rate Loans shall carry an Applicable Margin which is 1.00% lower than the Applicable Margin for Eurodollar Loans. For purposes of all calculations of the Leverage Ratio referred to above, consolidated EBITDA for any Test Period shall be consolidated EBITDA annualized for the last two quarters of such Test Period without giving effect to any cost savings in respect of Permitted Acquisitions effected during such Test Period.